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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1 )
                    Under the Securities Exchange Act of 1934


                      International Alliance Services, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   458875 10 1
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                                 (CUSIP Number)

                             Michael A. Ellis, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                             2600 Tower at Erieview
                              1301 E. Ninth Street
                              Cleveland, Ohio 44114
                                 (216) 736-3348
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              September 22, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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                                  SCHEDULE 13D
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CUSIP No.  458875 10 1                                       Page 2 of 3 Pages
                                                                 ---  ---
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      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              SOPHIA MANAGEMENT LTD. - 31-1525430
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                          (b)[ ]
              NOT APPLICABLE
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      3       SEC USE ONLY


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      4       SOURCE OF FUNDS (See Instructions)

              NOT APPLICABLE
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      5       Check If Disclosure of Legal Proceedings
              Is Required Pursuant to Items 2(d) or 2(e)                     [ ]
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      6       Citizenship or Place of Organization

              OHIO
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  NUMBER OF    7     SOLE VOTING POWER
   SHARES
BENEFICIALLY         5,347,400
  OWNED BY    ------------------------------------------------------------------
    EACH       8     SHARED VOTING POWER
  REPORTING
 PERSON WITH         0
              ------------------------------------------------------------------
               9     SOLE DISPOSITIVE POWER

                     5,347,400
              ------------------------------------------------------------------
              10     SHARED DISPOSITIVE POWER

                     0
              ------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,347,400
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              12.8%
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     14       TYPE OF REPORTING PERSON*

              00
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ITEM 5. INTEREST IN SECURITIES OF ISSUER
        --------------------------------

         (a) As of September 30, 1997, Sophia Management Ltd. ("Sophia") beneficially owned an aggregate of 5,347,400 shares of Common Stock, which includes warrants to purchase 2,435,000 shares of Common Stock, representing approximately 12.8% of the 41,888,002 shares of Common Stock deemed outstanding as of September 30, 1997.

         (b) As of September 30, 1997, Sophia had sole investment and voting power with respect to the 5,347,400 shares of Common Stock, which includes warrants to purchase 2,435,000 shares of Common Stock.

         (c) Within the last 60 days, the Reporting Person effected the following transaction not previously reported.

         On September 30, 1997, Sophia exchanged, after receiving permission from the Board of Directors of IASI, 477,600 shares of IASI Common Stock in extinguishment of approximately $2,810,500 of funded indebtedness plus other liabilities of Sophia. The acquirors of the IASI Common Stock agreed to abide by the same contractual limitations on the sale of the IASI Common Stock that applied to Sophia. As a consequence, 457,600 IASI shares may not be sold by the acquirors until the end of the lock-up period, currently October 18, 1998.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
        ---------------------------------

         Exhibit 1:  Form of Stock Exchange Agreement


                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SOPHIA MANAGEMENT LTD.


Dated:  October 1, 1997             By: /s/ Joseph E. LoConti
                                        ------------------------------------
                                        Joseph E. LoConti, Managing Member


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